Exhibit 99.2

PainReform Ltd.

PROXY FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 8, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Mr. Ilan Hadar , Chief Executive Officer, attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in PainReform Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, on April 8, 2024 at 3:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
PAINREFORM LTD.

April 8, 2024 at 3:00 p.m. (Israel time)

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.
To approve an increase the Company’s authorized share capital by 15,000,000 shares, such that following the increase, the authorized share capital shall equal NIS 6,000,000 divided into 20,000,000 ordinary shares, par value NIS 0.3 each, and to approve an amendment to the Company’s Articles of Association accordingly.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the approval of this increase in the Company’s authorized share capital other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

2.
To ratify an amendment to the Company’s compensation policy as proposed within the Board of Directors resolution dated as of November 27, 2023 with respect to the adoption of a new clawback policy, so that when so adopted such Clawback policy will be attached as an exhibit to the Company’s Compensation Policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of the Nasdaq listing rule

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the approval of this increase in the Company’s authorized share capital other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

	Date: ________, 2024		Date_________, 2024
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.